KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended September 30,
	2014	2013
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$2,271	$2,430
Add:
Fixed charges	796	704
Amortization of capitalized interest	4	4
Distributions from equity investment earnings	190	217
Less:
Interest capitalized from continuing operations	(57)	(38)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(3)	—
Income as adjusted	$3,201	$3,317
Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$765	$676
Add:
Portion of rents representative of the interest factor	31	28
Fixed charges	$796	$704
Ratio of earnings to fixed charges	4.02	4.71